February 27, 2009

VIA EDGAR

Ms. Patricia P. Williams

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	Eagle Series Trust (File Nos. 811-7470; 33-57986)
Eagle Capital Appreciation Fund (File Nos. 2-98634; 811-4338)
Eagle Growth & Income Fund (File Nos. 33-07559; 811-4767)

Dear Ms. Williams:

The following are the above registrants’ responses to the comments that we received from you by telephone on February 10, 2009 regarding: (1) Eagle Series Trust’s Post-Effective Amendment No. 46 to its Registration Statement on Form N-1A for the International Equity Fund, Large Cap Core Fund, Mid Cap Growth Fund, Mid Cap Stock Fund, Small Cap Growth Fund and Small Cap Core Value Fund, each a series of the Eagle Series Trust; (2) Eagle Capital Appreciation Fund’s Post-Effective Amendment No. 34 to its Registration Statement on Form N-1A; and (3) Eagle Growth & Income’s Post-Effective Amendment No. 37 to its Registration Statement on Form N-1A. These post-effective amendments were filed with the Securities and Exchange Commission (“SEC”) on December 23, 2008.

Your comments and the funds’ responses are below. Defined terms used below have the same meanings as in the funds’ combined prospectus included in the post-effective amendments. The changes to the funds’ prospectus as described below are included in Eagle Series Trust’s Post-Effective Amendment No. 47, Eagle Capital Appreciation Fund’s Post-Effective Amendment No. 35 and Eagle Growth & Income Fund’s Post-Effective Amendment No. 38, each filed on February 27, 2009, pursuant to Rule 485(b) under the Investment Company Act of 1940, as amended (“1940 Act”).

The funds acknowledge that: (1) they are responsible for the adequacy and accuracy of the disclosure in their registration statements; (2) staff comments or changes to disclosure in response to staff comments in the registration statements reviewed by the staff do not foreclose the SEC from taking any action with respect to their registration statements; and (3) they may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

PROSPECTUS

These comments apply to all classes of the funds.

1.     COMMENT: The footnotes to the funds’ expense tables indicate that the funds’ expense limitation includes offset expense arrangements with the funds’ custodian. Please confirm that such offset expenses are not reflected in the funds’ expenses included in the expense tables.

RESPONSE: The funds confirm that the gross amount of the offset expense arrangements were used when calculating the funds’ expense tables.

2.     COMMENT: Please move the section disclosing the historical performance of the Small Cap Core Value Fund after the discussion of each funds’ investment objective, principal investment strategies, principal risks, performance, fees and expenses, and expense example.

RESPONSE: The discussion of the Small Cap Core Value Fund's historical performance has been moved as requested.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9187.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

cc:	Mathew J. Calabro
Susan L. Walzer
Eagle Asset Management, Inc.